UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 333-111145

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(K) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.
BÖSCH 69, P.O. BOX 62
HUNENBERG, SWITZERLAND
41+ 41 785-8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Plan and Trust Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Alcon 401(k) Plan and Trust

Date   June 12, 2007   By   /s/ Dwight D. Horton
                                               Dwight D. Horton, Chairman
                                               Alcon 401(k) Plan and Trust Committee

ALCON 401(k) PLAN AND TRUST
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2006 and 2005

<u>**Page No.**</u>

    All other schedules required by the Department of Labor's Rules
    and Regulations for Reporting and Disclosure under the Employee
    Retirement Income Security Act of 1974 have been omitted because
    they are not applicable.

Exhibits:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee of the
Alcon 401(k) Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 7, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Committee
Alcon 401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Alcon 401(k) Plan and Trust (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Fort Worth, Texas
June 15, 2006

ALCON 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

		December 31,		
Assets		2006		2005
		(in thousands)		
Investments, at fair value:				
Investment in Master Trust	$	1,254,366	$	1,112,705
Participant loans		29,650		29,195
Total investments at fair value		1,284,016		1,141,900
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		1,532		1,168
Net assets available for benefits	$	1,285,548	$	1,143,068

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2006	2005
	(in thousands)	
Additions to net assets attributed to:		
Net appreciation in fair value of investment in Master Trust	$ 128,159	$ 74,640
Interest on participant loans	2,037	1,778
Total investment gains	130,196	76,418
Contributions:		
Employer	24,589	24,199
Participants	45,970	42,809
Rollovers	2,265	1,887
Total contributions	72,824	68,895
Total additions to net assets	203,020	145,313
Deductions from net assets attributed to:		
Distributions to participants	(60,540)	(43,623)
Transfer to Alcon Retirement Plan and Trust	--	(176,594)
Total deductions from net assets	(60,540)	(220,217)
Net increase (decrease) in net assets	142,480	(74,904)
Net assets available for benefits:		
Beginning of year	1,143,068	1,217,972
End of year	$ 1,285,548	$ 1,143,068

See accompanying notes to financial statements.

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

1) Description of Plan

The following brief description of the Alcon 401(k) Plan and Trust (the "Plan") is provided for general information purposes only. The funds of the Plan, the Alcon Retirement Plan and Trust (the "2005 ARP") and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. (the "PST") are held and invested through the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the "Master Trust"). Participants should refer to the Plan documents for more complete information. If an employee participates in the Plan, certain limitations of the Internal Revenue Code ("IRC") discussed herein apply in total.

a) General

The Plan is a defined contribution plan and trust. Employees of Alcon Laboratories, Inc. and certain other participating employers (collectively, the "Employer") are eligible for participation in the Plan immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2005, the Alcon 401(k) Retirement Plan was renamed the Alcon 401(k) Plan and Trust. Additionally, the Employer instituted the 2005 ARP, a noncontributory money purchase pension plan. During 2005, assets totaling $176,594,000 associated with a former similar retirement plan were transferred from the Plan to the 2005 ARP.

b) Administration

The Plan is administered by the Alcon 401(k) Plan and Trust/Alcon Retirement Plan and Trust Committees (collectively, the "Plan Committees") consisting of employees and retirees of the Employer. JPMorganChase Bank serves as the trustee and custodian, and JPMorgan Retirement Plan Services serves as the recordkeeper. JPMorgan Retirement Plan Services provides participants with valuation statements as of each calendar quarter end, as well as daily valuations available through the internet.

c) Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to contribute, pursuant to a salary reduction arrangement, between 1% and 5% of basic considered compensation as a basic contribution. Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant's account, consisting of salary reduction plus Employer contributions, may not exceed the lesser of $44,000 in 2006 ($42,000 in 2005) or 100% of the participant's basic considered compensation. Salary reduction contributions may not

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

exceed $15,000 and $14,000 for 2006 and 2005, respectively, plus catch-up contributions of
$5,000 and $4,000 in 2006 and 2005, respectively, for participants over the age of 50.

The Plan accepts rollover contributions of participants' pre-tax distributions from other
qualified plans under Section 401 of the IRC. There is no limitation to the amount of rollover
contributions allowed.

d) Employer Contributions

Each participant's basic contributions are matched by the Employer on a $1.00 to $1.00 basis.
During 2006 and 2005, the Employer made matching contributions to the Plan of
$24,589,000 and $24,199,000, respectively, in the form of cash.

Supplemental and rollover contributions are not matched by the Employer.

e) Allocation of Trust Income or Loss

Master Trust income or loss allocable to the Plan is allocated at the end of each day to the
individual participants' accounts based upon the ratio of each participant's Plan account
balance at the end of the day to the total balance of all participants' Plan accounts at the end
of such day.

f) Vesting and Forfeitures

Participants are immediately vested in their supplemental, basic and rollover contributions
plus allocated earnings or losses thereon. Vesting in the remainder of their account (i.e.,
Employer contributions plus allocated earnings or losses thereon) is based on years of
service, as follows:

Years of Service	Vested Amount
Less than 2	0%
2	20%
3	40%
4	70%
5	100%

Regardless of the length of service, a participant is also 100% vested upon attainment of age 55, or upon termination by reason of death or permanent and total disability. Upon termination for reasons other than retirement, death, or disability, any amount in which the participant is not vested shall be forfeited with certain limitations.

Forfeitures are removed from terminated employees' accounts and used to offset recordkeeping, trust and custody expenses first, then to reduce the Employer's contribution.

g) Distributions

All distributions are based on the value of the participant's account. Cash distributions generally can be in the form of a lump-sum payment or installments not exceeding the lesser of 20 years or the participant's life expectancy.

Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions and earnings or losses thereon, or (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations.

Vested Employer contributions and earnings thereon generally may not be withdrawn by the participant prior to attaining the age of 59.5 years, termination, retirement, death or disability.

Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their account balance once per year.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested participating Employer contributions, subject to the amount of the demonstrated financial need. Such a withdrawal may not be later reconstituted. In addition, the participant may not resume contributions during the six-month period immediately following the hardship withdrawal.

h) Loans

Participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant's vested interest in their account. A participant may have no more than two loans outstanding at any one time. Each loan bears interest at prime rate plus one percent and payments are made through payroll deductions.

2) Summary of Significant Accounting Policies
   The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

   a) Basis of Accounting

   The accompanying financial statements have been prepared on an accrual basis. Benefit distributions are recorded when paid rather than when requested.

   Certain prior year amounts have been reclassified to conform to current year presentation.

   b) Investment Valuation and Income Recognition

   Investments in the Master Trust are stated at fair value based upon quoted market prices, where available, or upon estimated fair value where a readily available market quoted price does not exist. Purchases and sales of investments are recognized on the trade date. Gains and losses are recognized upon sale of investments. Interest is recognized as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on the sale of investments during the year as well as unrealized appreciation (depreciation) of investments held at year end.

   The Master Trust makes use of investment strategies involving the limited use of derivatives. Investment managers are permitted to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives may also be used as a hedge against foreign currency fluctuations. Derivatives are stated at their estimated fair market values.

   The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account. Insurance wrapper contracts within the stable value fund manage market risks and alter the return characteristics of the underlying securities. Investments in the stable value fund are stated at fair value. At December 31, 2006 and 2005, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value. Net assets available for benefits include an adjustment to fair value for the contract value of the insurance wrapper contracts.

   Employer securities within the Master Trust represent common stock of Alcon, Inc., the parent company of the Employer. Investments in Alcon, Inc. common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2006 and 2005 based upon the closing price on the respective dates. To the extent that participants invest in employer securities through their Plan accounts, they maintain voting and dividend rights associated with the stock.

   c) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

3) Investments

The Plan, the 2005 ARP and the PST have an undivided interest in the Master Trust. The Plan's investment decisions, including the purchase and sale of individual securities, are made by outside investment managers within general guidelines provided by the Plan Committees. The assets of the Master Trust are held by a custodial trustee.

The following represents the value of the net assets available for benefits of the Master Trust:

| | December 31, | |
Assets	2006	2005
	(in thousands)	
Investments, at fair value:		
Cash and short-term securities	$ 45,974	$ 37,585
U.S. Government securities	113,732	178,435
Corporate debt	154,359	183,111
Corporate stock – preferred	14,161	18,634
Corporate stock – common	366,351	327,998
Common collective funds	426,216	361,107
Mutual funds	159,808	121,683
Employer securities	35,278	40,644
Synthetic guaranteed investment contracts	176,626	151,616
Other	113,519	5,674
Total investments at fair value	1,606,024	1,426,487
Receivables:		
Forward currency contracts	2,488	21,310
For securities sold	411	966
Total receivables	2,899	22,276
Total assets	1,608,923	1,448,763
Liabilities		
Payables for securities purchased	(40,797)	(72,603)
Forward currency contracts	(2,478)	(21,195)
Total liabilities	(43,275)	(93,798)
Net assets reflecting all investments at fair value	1,565,648	1,354,965
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,819	1,359
Net assets available for benefits	$ 1,567,467	$ 1,356,324

The Plan accounted for approximately 80.1% and 82.1% of net assets of the Master Trust at December 31, 2006 and 2005, respectively.

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Investment gains (losses), net for the Master Trust are summarized as follows:

	Years Ended December 31,			
	2006		2005	
	(in thousands)			
Net appreciation (depreciation) in the fair value of investments:				
Cash and short-term securities	$	47	$	275
U.S. Government securities		621		(1,940)
Corporate debt		6,857		(1,775)
Corporate stock – preferred		2,244		(1,586)
Corporate stock – common		30,424		30,305
Common collective funds		60,132		18,296
Mutual funds		27,487		7,460
Other		1,786		(606)
Employer securities		(5,720)		13,616
Interest income		23,239		19,863
Dividend income		16,581		11,165
Other income		29		3
Total net appreciation in fair value of investments		163,727		95,076
Less expenses		(4,934)		(4,569)
Total investment gains, net	$	158,793	$	90,507

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account. The stable value fund invests in fixed income securities. The synthetic guaranteed investment contracts include wrapper contracts, issued by banks and insurance companies, which ensure that participant-initiated withdrawals from the stable value fund will be paid at contract value. There are no events known to us which are probable of occurring which would limit the ability of the Master Trust to transact at contract value with issuers, or would limit the ability of the Master Trust to transact at contract value with participants. At December 31, 2006 and 2005, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value.

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The following reflects the adjustment between the underlying securities and the insurance contract values in the stable value fund:

	December 31,	
	2006	2005
	(in thousands)	
Synthetic guaranteed investment contacts:		
Investments (at fair value)	$ 176,626	$ 151,616
Wrapper contracts (at fair value)	--	--
	176,626	151,616
Adjustment from fair value to contract value	1,819	1,359
Total insurance wrapper contracts (at contract value)	$ 178,445	$ 152,975

Insurance contracts within the stable value fund are comprised of the following:

	Credit Rating	December 31,	
		2006	2005
		(in thousands)	
Insurance wrapper contracts (at contract value):			
Aegon Monumental Wrap, #MDA00406TR	AA	$ 59,479	$ 50,990
State Street Bank & Trust Wrap, #102004	AA	59,487	50,995
UBS AG Wrap, #2870	AA+	59,479	50,990
Total insurance wrapper contracts (at contract value)		$ 178,445	$ 152,975

Within the stable value fund, there is no immediate recognition of gains or losses from the underlying fixed-income portfolio. Instead, any gain or loss is recognized over time by adjusting the interest rate credited to the fund under the wrapper contract. Interest rate resets are performed quarterly based upon the previous month end, taking into account the value of the underlying securities, wrapper contracts and the annualized market yield to maturity of the underlying securities. The wrapper contracts carry a minimum crediting rate of 0%. If future crediting rates increase or increase, the adjustment from fair value of the assets to contract value would change in the same direction. During 2006 and 2005, the average crediting rate was 5.57% and 5.68%, respectively. During 2006 and 2005, average yield of the underlying securities was 5.57% and 5.64%, respectively, and the average yield for the stable value fund was 5.30% and 5.37%, respectively.

Participant loans are part of the Plan and, therefore, are considered to be participant-directed funds as of December 31, 2006 and 2005. Participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan. The investment information pertaining to participant loans and related interest income is broken out separately on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

As of December 31, 2006 and 2005, the Master Trust included net assets that were nonparticipant-directed of approximately $38,381,000 and $24,633,000, respectively, consisting of the assets of the PST, the 401(h) account of the 2005 ARP and amounts in holding accounts used to process contributions, withdrawals, terminations and loans for the Plan, the 2005 ARP and the PST.

4) Party-in-Interest Transactions

Certain investments in the Master Trust are shares of collective investment trusts managed by JPMorgan Asset Management, a related company to JPMorganChase Bank, the trustee and custodian, and to JPMorgan Retirement Plan Services, the recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Master Trust to JPMorgan Asset Management for investment management services amounted to $593,000 and $547,000 for the years ended December 31, 2006 and 2005, respectively.

5) Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks, and it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits.

6) Forfeited Accounts

During 2006 and 2005, $613,000 and $1,626,000, respectively, in non-vested accounts were forfeited and applied to offset recordkeeping, trust and custody expenses. At December 31, 2006 and 2005, unallocated forfeitures totaling $1,010,000 and $1,713,000, respectively, were available to offset future expenses or Employer contributions to the Plan.

7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006
	(in thousands)
Net assets available for benefits, per the financial statements	$ 1,285,548
Less adjustment from fair value to contract value for fully benefit-responsive contracts	(1,532)
Less defaulted loans, deemed distributed	(44)
Net assets available for benefits, per the Form 5500	$ 1,283,972

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

| | Year Ended December 31, 2006 | | | |
| | (in thousands) | | | |
	Amounts per Financial Statements	Stable Value Fund Adjustment	Defaulted Loans	Amounts per Form 5500
Net appreciation in fair value of investment in Master Trust	$ 128,159	$ (1,532)	$ --	$ 126,627
Distributions to participants	60,540	--	44	60,584
Net increase in net assets	142,480	(1,532)	(44)	140,904

8) Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment. A qualified plan is required to operate in conformity with the IRC to maintain its qualified status. Although the Plan has been amended since receiving the determination letter, the Plan Committee and the Plan's in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

9) Termination of the Plan

The Employer has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Employer contributions, all amounts credited to the accounts of participants will be fully vested and non-forfeitable.

ALCON 401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
Year Ended December 31, 2006

(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Loans – Terms range from 6 months to 15 years, due between 5/23/06 and 11/29/21, and bear interest at rates ranging between 5% and 10.5%	$ --	$ 29,650
		Assets (Held At End of Year)	$ --	$ 29,650

* Represents a party-in-interest.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 033-111145 on Form S-8 of our report dated June 7, 2007, appearing in this Annual Report on Form 11-K of the Alcon 401(k) Plan and Trust for the year ended December 31, 2006.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 12, 2007

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Committee
Alcon 401(k) Plan and Trust:

We consent to the incorporation by reference in the registration statement No. 333-111145 on Form S-8 of Alcon, Inc. of our report dated June 15, 2006 with respect to the statement of net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Alcon 401(k) Plan and Trust.

/s/ KPMG LLP

Fort Worth, Texas
June 12, 2007